

April 29, 2011

Via Facsimile
Jerry Booth
Chief Executive Officer
Fresh Traffic Group, Inc.
201 Portage Ave, Suite 1680
Winnipeg MB, Canada

      Re: Fresh Traffic Group, Inc.
              Form 10-Q for the Quarterly Period Ended November 30, 2010
              Filed January 21, 2011
              Form 8-K/Amendment No. 1
              Filed January 31, 2011
              File No. 000-53703

Dear Mr. Booth:

We have reviewed your response dated April 13, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/Amendment No.1 filed January 31, 2011

EX-99.2

Notes to Pro Forma Consolidated Financial Statements, page 4

1. We note your response to comment one of our letter dated March 3, 2011; however, we remain unclear how the two shareholders of the operating company effectively control the combined entity in light of their 22.47% voting and ownership interests of the combined entity. Please provide us your full analysis behind your determination that the operating company is the accounting acquirer based on the factors within paragraphs 11 to 15 of FASB ASC 805-10-55. In the response, if the two shareholders control the Board of Directors, please explain to us the composition of the Board, the election process and

the terms of the Board members as well as if the members can be removed by shareholders' exercise of their voting rights via majority or supermajority of the votes.

Form 10-Q For the Quarterly Period Ended November 30, 2010

Note 2. Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-5

2. We note your response to comment three of our letter dated March 3, 2011 and your intent to better describe the Company's primary revenue generating operations. We also noted your response that fees for services and work product must be paid in advance of services provided and that you recorded revenues on the first day of the month and on a straight line basis over the contract period. Please explain to us in more detail your revenue earning process as well as on how you recognize revenue for fees received in advance of services provided. Refer to SAB Topic 13.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or me at 202-551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief